EXHIBIT 99.1

Financial calendar for Equinor ASA

Equinor (EQNR: OSE, EQNR:NYSE) publishes 2020 dates for quarterly reporting, Capital Markets Update, 20 F Annual Report and Annual General Meeting.

FINANCIAL YEAR 2019:

06.02.2020 - Quarterly Report - Q4

20.03.2020 - Annual Report 2019

FINANCIAL YEAR 2020:

06.02.2020 - Capital Markets Update

30.04.2020 - Quarterly Report - Q1

14.05.2020 - Annual General Meeting

24.07.2020 – Quarterly Report – Q2

29.10.2020 - Quarterly Report - Q3

Date for Q4 to be confirmed later.

Equinor reserves the right to revise the dates.

Contact:

Peter Hutton, senior vice president, Investor relations
Tel: +44 78 81 91 87 92

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

This information is published pursuant to the requirements set out in the Continuing obligations.